UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
EVII Mission Hills Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
March 14, 2024

Physical address of issuer
15555 San Fernando Mission Blvd., Mission Hills, CA 91345

Website of issuer
https://www.evinitiative.com

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express (Intermediary)

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7% of the amount raised. An additional setup fee of $10,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
none

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities Corporation will serve as the escrow facilitator for this offering.

Type of security offered
Class B Non-Voting Common Stock

Target number of Securities to be offered
3,509 shares

Price (or method for determining price)
$2.85

Target offering amount
$10,000.65

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$3,434,754.45

Target maximum number of Securities to be offered
1,205,177 shares

Deadline to reach the target offering amount
December 31, 2026

Minimum investment per investor
$299.25 (105 shares)

Maximum investment per investor (none or an amount)
No limit

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

4 employees

	Most recent fiscal year-end December 31, 2025	Prior fiscal year-end December 31, 2024
Total Assets	$ 468,065	$280,246
Cash & Cash Equivalents	$468,065	$280,246
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	($1,007,997)	($349,943)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Transfer Agent
KoreTransfer USA LLC

Bonus Shares and perks offered

Amount-based:
- $5,000+ investment: 5% bonus shares
- $10,000+ investment: 10% bonus shares
- $25,000+ investment: 15% bonus shares

Time-based (Early Bird):
- Invest within the first 30 days of launch: 5% additional bonus shares

These bonus shares can be combined. Please see Risk Disclosures. Bonus shares have a dilutive effect on shareholders who do not participate in them.

Short Company Description

EV Initiative Infrastructure (EVII) is developing a next-generation EV charging destination at 15555 San Fernando Mission Blvd. in Mission Hills, Los Angeles at the convergence of the I-405, I-5, and SR-118 freeways. The site is one of the most strategically positioned charging locations in Southern California, with over 600,000 vehicles passing within a two-mile radius daily.

August 5, 2026

FORM C

Up to $3,434,754.45

EVII Mission Hills Inc.

Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by EVII Mission Hills Inc., a California corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class B Non-Voting Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.65 and up to $3,434,754.45 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum investment amount is $299.25 (105 Securities) per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary’s platform (Issuance Express), which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a 7% success fee related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$299.25	$20.95	$278.30
Aggregate Minimum Offering Amount	$10,000.65	$700.05	$9,300.60
Aggregate Maximum Offering Amount	$3,434,754.45	$240,433	$3,194,321.45

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

(2) Jumpstart Micro, Inc. d/b/a Issuance Express will receive a 7% success fee and no shares in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.evinitiative.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 5, 2026

ATTESTATION REGARDING ELIGIBILITY

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

NOTICES REGARDING THIS OFFERING STATEMENT AND THE OFFERING

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR

MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN

INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at:
https://www.evinitiative.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise

revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

EVII Mission Hills Inc., (the "Company") is a California Corporation, formed on March 14, 2024.

The Company is located at 15555 San Fernando Mission Blvd., Mission Hills, CA 91345

The Company's website is https://www.evinitiative.com

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

EV Initiative Infrastructure (EVII) is developing a next-generation EV charging destination at 15555 San Fernando Mission Blvd. in Mission Hills, Los Angeles at the convergence of the I-405, I-5, and SR-118 freeways. The site is one of the most strategically positioned charging locations in Southern California, with over 600,000 vehicles passing within a two-mile radius daily.

The flagship hub features 18 Tesla V4 Supercharger stalls (NACS + CCS) integrated into Tesla's navigation and routing network, three iconic architectural canopies with LED lighting, and an AI-monitored Volt.ai security system across 18 cameras. Beyond charging, the site is designed as a full destination experience: a gourmet food trailer (the Nourishment Zone, serving shawarma, tacos, and salads), a KioSoft 3.5E robotic barista offering 35+ beverages (the Hydration Zone), smart vending, premium ADA-compliant washrooms, a food truck commissary, a weatherproof audio system, digital rate boards, CatStrap cable protectors, and Starlink business internet. In partnership with EV Initiative as the operating Charge Port Operator (CPO), EVII leads site development, infrastructure deployment, and ongoing operations, supporting California's accelerating transition to electric mobility.

Problem:
As electric vehicle adoption accelerates across Los Angeles, public charging infrastructure is struggling to keep pace—drivers face too few high-speed chargers, outdated equipment, inconvenient locations, and unreliable service, creating long wait times and range anxiety. With

California mandating 100% zero-emission new vehicle sales by 2035, the gap between EV growth and charging availability is widening rapidly.

Solution:
EVII Mission Hills addresses this directly. The site puts 18 Tesla V4 Supercharger stalls integrated into Tesla's navigation and automatically suggested to drivers routing through the area

at the most trafficked freeway interchange in the San Fernando Valley. Charging is fast, reliable, and visible from the freeway. While drivers wait, they have access to gourmet food.

trailer, a robotic barista, and premium washroom facilities. The site is monitored 24/7 by an AI-powered security system across 18 cameras. This is EV charging built around the driver experience, not just the hardware.

Market Opportunity:
The electric vehicle market presents one of the largest infrastructure opportunities in a generation, and California is leading it. The state mandates 100% zero-emission new vehicle sales by 2035, EV registrations are climbing every year, and public charging infrastructure remains severely undersupplied especially in high-traffic urban corridors like Los Angeles.

More than 600,000 vehicles pass within a two-mile radius of Mission Hills every day. The I-405/I-5/SR-118 interchange is one of the highest-volume freeway confluences in the country, and it currently has no comparable charging destination within range. That gap is the opportunity. EVII Mission Hills generates revenue across six streams: Tesla Supercharger energy sales, Low Carbon Fuel Standard (LCFS) carbon credits, food and beverage, vending, digital advertising, and audio advertising, creating a diversified, asset-backed income model that goes well beyond a typical charging station.

Key Elements:
- Ownership and development of prime commercial EV charging sites
- Deployment of 18 Tesla V4 Supercharger stalls integrated into Tesla navigation and routing
- Centralized network operations and performance management
- Six revenue streams: Tesla Supercharger energy sales, LCFS carbon credits, food and beverage, vending, digital advertising, and audio advertising
- Community co-ownership structure offering equity participation

This streamlined, asset-backed model is designed for scalability as EV adoption accelerates.

Reasons to Consider Investing:
1. Prime High-Traffic Location: Located directly off the I-405/I-5/SR-118 interchange with over 600,000 vehicles passing within two miles daily. Tesla's navigation system automatically routes drivers to Supercharger stations, making this site a built-in destination for the largest and fastest-growing EV ownership base in the country.
2. Scalable Infrastructure Model: Each site is built on the same replicable model: Tesla Supercharger integration, destination amenities, six revenue streams, and direct equity ownership per location. Mission Hills is the proof-of-concept. Additional high-traffic sites in the pipeline follow the same structure.

3. Strong EV Market Tailwinds: California mandates 100% zero-emission new vehicle sales by 2035. Los Angeles is the largest EV market in the United States. The gap between vehicles on the road and charging infrastructure available is widening — this site sits at the center of it.
4. Asset-Backed Investment: Investors acquire direct equity in EVII Mission Hills Inc., the California corporation that owns and operates this asset. Returns are tied to the physical infrastructure, the real estate, and the long-term performance of the site not a fund or a promise.

Management Team

Aaron Zeraldo | CEO

Aaron Zeraldo's current primary role is with the Issuer, EVII Mission Hills Inc.
Employee Background. Aaron Zeraldo originally began building the EV Initiative Charging Network in 2018 as a Charge Port Operator. His efforts have propelled EV Initiative to become a key solution provider for America's EV charging network. His entrepreneurial initiative provides value creation mechanisms for all who engage in his offerings.

3-Year Work History:

- EVII Mission Hills Inc. | CEO | Mar 2024 – Present
- EV Initiative Infrastructure, Inc. | CEO | Oct 2023 – Present
- EV Initiative, Inc. | CEO | Dec 2018 – Present

Warren Navarro | COO

Warren Navarro's current primary role is with the Issuer, EVII Mission Hills Inc.
Employee Background. Warren Navarro has been behind the success of many Canadian EV charging software companies early successes. Gaining from the experience and knowledge earned over the past 8 years in sustainable technology projects. Warren brings a wealth of EV project execution experience, ensuring that EV Initiative's operations remain on track to support the global transition to electric vehicles.

3-Year Work History:

- EVII Mission Hills Inc. | COO | Mar 2024 – Present
- EV Initiative Infrastructure, Inc. | COO | Oct 2023 – Present
- EV Initiative, Inc. | COO | Mar 2022 – Present

Tadhe Hovsepian | CFO/Director

Tadhe Hovsepian's current primary role is with the Issuer, EVII Mission Hills Inc.

Tadhe Hovsepian brings a background in financial structuring, real estate transactions, and entity management. He has been involved in the development of EVII Mission Hills from the ground up, overseeing the company's capital structure, land acquisition, and investor relations. His work spans entity formation, cap table management, and the coordination of parallel financing tracks including C-PACE, Reg D, and Reg CF. He serves as Director across EV Initiative Infrastructure, Inc., EVII Mission Hills Inc., and EV Initiative, Inc.

3-Year Work History:

- EVII Mission Hills Inc. | Director | Mar 2024 – Present
- EV Initiative Infrastructure, Inc. | Director | Oct 2024– Present
- EV Initiative, Inc. | Director | Dec 2022 – Present

Daniel Robinson | Director

Daniel Robinson's current primary role is with Red Telecom Ltd. Daniel Robinson is the founder of Red Telecom Ltd., a telecommunications company he has led since 1996. With over 28 years of experience building and operating infrastructure businesses, Mr. Robinson brings operational depth and entrepreneurial perspective to the EVII Mission Hills board. He has served as a Director across the EV Initiative family of entities since 2022, contributing strategic oversight and business development guidance.

3-Year Work History:

- EVII Mission Hills Inc. | Director | Mar 2024 – Present
- EV Initiative Infrastructure, Inc. | Director | Oct 2023– Present
- EV Initiative, Inc. | Director | Jul 2022 – Present
- Red Telecom Ltd. | Founder | 1996 – Present

History of the Business

EV Initiative Infrastructure (EVII) operates a vertically integrated EV charging model built around strategic real estate, ultra-fast charging technology, and centralized management. The company develops high-traffic charging hubs and partners with EV Initiative (CPO) to oversee operations through its proprietary Charging Management Software (CMS), which enables real-time monitoring, pricing control, and automated payments.

Capital Raised & Community Support

- Successfully raised $65,245.05 (2026) through a prior Regulation CF offering, issuing 22,893 Class B shares to a base of shareholders now directly aligned with this project's success
- Successfully raised $2,064,112.68 (2025) through a prior Regulation CF offering, issuing 1,204,891 Class B shares to a base of shareholders now directly aligned with this project's success
- Built a growing base of shareholders aligned with EV infrastructure expansion

Operational Experience

- EV Initiative (CPO partner) actively developing EV charging networks since 2018
- Deployed and operates 100+ EV chargers across the United States
- Established Charging Management Software (CMS) with real-time monitoring and automation capabilities

Mission Hills Development Progress

- Secured prime commercial real estate site at 15555 San Fernando Mission Blvd., Los Angeles
- Engineering and infrastructure design 95% complete for 18 Tesla V4 Supercharger stalls across three covered EV canopies; Civil, Architectural, and MEP disciplines finalized

- Engineering and infrastructure design at IFP (Issue for Permit) stage across Civil, Architectural, Electrical, Mechanical, Plumbing, Structural, and Telecom disciplines
- Targeted public launch: Q1 2027

Competition

Competition is limited to alternative charging locations, but none offer the full experience we are providing to the market.

Intellectual Property

The Company doesn't have direct Intellectual property, but controls the physical locations, brand and business solution

Governmental/Regulatory Approval and Compliance

The Company is subject to various federal, state, and local regulations applicable to the construction and operation of a commercial EV charging facility. The following regulatory approvals are in progress for the Mission Hills project at 15555 San Fernando Mission Blvd., Mission Hills, California:

Building Permits: The Company has submitted building permit application B26VN08018 to the City of Los Angeles Department of Building and Safety (LADBS). The application is currently in plan check, with geotechnical review and posting requirements being addressed.

Utility Interconnection: The Company has an active work request (WR# 2936628) with the Los Angeles Department of Water and Power (LADWP) for high-voltage electrical service required to power the DC fast-charging equipment. The LADWP feasibility study for the site has been completed and the Company's electrical engineers are coordinating final design requirements with LADWP.

The Company is also subject to compliance with the Americans with Disabilities Act (ADA), local fire safety codes, and applicable environmental regulations. There can be no assurance that all necessary permits and approvals will be obtained on a timely basis, or at all. Delays in obtaining required permits could delay construction and the commencement of operations, which could materially affect the Company's business and financial condition.

Litigation

There is no current or pending litigation

Other

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised $10,000.65	Amount if Minimum Raised	% of Maximum Proceeds Raised $3,434,754.45	Amount if Maximum Raised
Intermediary fees	7.00%	$700.05	7.00%	$240,433.00
Company seed cost replacement	93.00%	$9,300.60	2.04%	$70,000.00
Land	0.00%	$0	23.44%	$805,000.00
EV Chargers	0.00%	$0	21.40%	$735,000.00
Construction, permitting, infrastructure, security, utility upgrades, car ports, etc	0.00%	$0	35.93%	$1,234,321.45
Marketing	0.00%	$0	10.19%	$350,000.00
Total	**100.00%**	**$10,000.65**	**100.00%**	**$3,434,754.45**

The Use of Proceeds chart is not inclusive of fees paid initial upfront fees to Issuance Express, financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Memorandum, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Aaron Zeraldo

All positions and offices held with the Company and date such position(s):

Chief Executive Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years:

EV Initiative Infrastructure, Inc. Chief Executive Officer (Oct 2023 to Present)

- EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Chief Executive Officer (Dec 2018 to Present)

- As the founder of EV Initiative, Aaron began deploying physical EV chargers and building EV Initiative a Charge Port Operator (CPO), with the aim to provide eMobility Services to drivers across North America.
- EV Initiative has now developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network.

MeadowBrook, Vice President of Business Development (Apr 2018 to Dec 2020)

- MeadowBrook is a fully integrated multi-trade contractor and one-stop source for all building electrical, mechanical and construction needs. Aaron was responsible for generating and closing opportunities for project origination for MeadowBrook's inside and outside sales teams.

Education

Seneca College - General Business Diploma Seneca College - Financial Planning Advanced Diploma (2013 to 2017)

Warren Navarro

All positions and offices held with the Company and date such position(s):

Chief Operating Officer (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years:

EV Initiative Infrastructure, Inc. Chief Operating Officer (Oct 2023 to Present)

- EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Chief Operating Officer (Mar 2022 to Present)

- As co-founder of EV Initiative, Warren joined and position them in North America's EV ecosystem as a disruptive EV charging software provider. His efforts developed the EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Elocity, Inc., Director of Strategic Partnerships and Alliances (Jul 2021 to Mar 2022)

- Director of Global Partnerships at Elocity, where he is responsible for growing and maintaining partnerships and creating new alliances which further expand and entrench Elocity's reach in the marketplace and ecosystem.

ChargeLab, Inc., Strategic Partnerships (May 2019 to Apr 2021)

- ChargeLab is an EV charging software company where Warren drove sales, business development, and propagated their partnerships (plus much more). His efforts led to the deployment of a plethora of EV chargers across North America and beyond. He repositioned the company from a small startup working from the hallways of an incubator, to rounds of funding which grew their company to over 40 employees in both Canada and America.

Education

Bachelor of Commerce; Entrepreneurship, Business Management. Ryerson University 2011 to 2015. Diploma; International Business Administration. Seneca Polytechnic 2009 to 2011

Tadhe Hovsepian

All positions and offices held with the Company and date such position(s):

CFO/Director (Mar 14, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years:

EV Initiative Infrastructure, Inc. Director (Oct 2024 to Present)

- EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Chief Financial Officer (Mar 2022 to Present)

EV Initiative Inc., Director (Dec 2022 to Present)

- EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Smogsters Inc. (1996-2019)

- Founded and operated Smogsters Inc., an automotive emission inspections company. Inspections conducted for the California Air Resource Board (CARB) until he exited the company when it was sold.

Education

Trade school, for Smog Emission Technician with BAR's California Automotive Resource Center (CalARC) (1996 – 2019) license renewal was mandatory every 2 years.

<u>Daniel Robinson</u>

All positions and offices held with the Company and date such position(s) held:

Director (Mar 15, 2024 to Present)

Principal occupation and employment responsibilities during at least the last three (3) years:

EV Initiative Infrastructure, Inc. Director (Oct 2023 to Present)

- EV Initiative Infrastructure was established to develop and implement EV charging startup projects such as EVII Mission Hills, Inc., which are powered by the EV Initiative Inc.'s EV charging network. – Founding the strategic direction and scaling the operations.

EV Initiative Inc., Director (Jul 2022 to Present)

- EV Initiative driver point-of-sale [app.evinitiative.com] as well as the Charging Management Software (CMS) [admin.evinitiative.com] that powers the physical

hardware, the EV chargers on The EV Initiative Charging Network; as EV Initiative is a Charge Port Operator (CPO) providing eMobility Services to drivers across North America and beyond.

Red Telecom Ltd. (1996 to Present)

- Founded and operated Red Telecom, a Global, Radio & Satellite Broadcasting Communications company which provides communication services to government and non-government organizations.

Education
BA Vassar College Poughkeepsie, NY (1984–1988)
MBA New York University Stern School of Business (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in California, USA and Ontario, Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities before this Regulation CF Offering:

Type of security	Common Stock
Amount outstanding (1)	3,000,000 Class A 1,227,784 Class B
Convertible Notes, options, grants (2)	n/a

Total Shares Outstanding prior to offering (Total of 1&2)	4,227,784
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%
Voting Rights	Class A has one vote per share. No voting rights on Class B.
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Other Material Terms or information.	n/a

Notes:
Principal Security Holder: EV Initiative Infrastructure, Inc. owns 3,000,000, Class A Voting Common Stock, representing 100% of the voting rights of the Company. Aaron Zeraldo, Warren Navarro, Tadhe Hovsepian, and Daniel Robinson each own 25% of EV Initiative Infrastructure, Inc.

Below is the ownership of the Organization, after this Regulation CF Offering at the Target Minimum and Maximum :

Based on $2.85 per share price.	**Minimum $10,000.65**	**Maximum $3,434,754.45**
Outstanding Securities representing 100% ownership prior to the offering	4,227,784	4,227,784
Class B Common non-voting shares (this offering)	3,509	1,205,177
New Total	4,231,293	5,432,961

The Company has the following debt outstanding:

Type of debt	None
Name of creditor	
Amount outstanding	
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Capital Raising Under Exemptions:

The Company has conducted two prior Regulation CF Offerings in the past 3 years:

Offering 1

- Successfully raised $2,064,112.68 through a prior Regulation CF offering, issuing 1,204,891 Class B shares. (2025)

Offering 2:

- Successfully raised $65,245.05 through a prior Regulation CF offering, issuing 22,893 Class B shares to a base of shareholders now directly aligned with this project's success (2026)

Valuation

The offering price of the Securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the Shares will attain market values commensurate with the Offering Price.

Ownership

The table below provides information about each person who owns 20% or more of the outstanding voting equity of the Company.

Table of Ownership

Name	Number of Shares	Type of Shares	Percentage Owned Prior to Offering Over 20%
EV Initiative Infrastructure, Inc	3,000,000	Class A Common	70.96% of total outstanding shares (100% of outstanding voting equity)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Operations

EVII Mission Hills Inc. is currently in the pre-construction phase of developing a commercial EV charging destination at 15555 San Fernando Mission Blvd., Mission Hills, California. The Company has entered into a Memorandum of Understanding (MOU) with TYLD LLC for the purchase of the project site for $1,150,000, subject to the terms and conditions of a definitive purchase and sale agreement. Engineering and infrastructure design has been completed to the Issue for Permit (IFP) stage across Civil, Architectural, Electrical, Mechanical, Plumbing, Structural, and Telecom disciplines. Building permit application B26VN08018 has been submitted to the City of Los Angeles Department of Building and Safety, and a utility interconnection work request (WR# 2936628) is active with the Los Angeles Department of Water and Power.

The planned facility will feature 18 Tesla V4 Supercharger stalls across three covered EV canopies, designed to serve the high-traffic I-405/I-5/SR-118 freeway interchange corridor where over 600,000 vehicles pass within a two-mile radius daily. The site is integrated into Tesla's navigation and routing system, positioning it as a built-in destination for Tesla drivers.

The Company plans to generate revenue from six streams: (1) Tesla Supercharger energy sales, (2) Low Carbon Fuel Standard (LCFS) carbon credits, (3) food and beverage sales via on-site gourmet food operations, (4) vending, (5) digital advertising, and (6) audio advertising. The site will be monitored 24/7 by an AI-powered security system.

EV Initiative (CPO partner) will oversee day-to-day charging operations through its proprietary Charging Management Software (CMS), which enables real-time monitoring, pricing control, and automated payments. EV Initiative has been actively developing EV charging networks since 2018 and has deployed and operated over 100 EV chargers across the United States.

The Company has not yet commenced revenue-generating operations. Targeted public launch is Q1 2027, contingent on completion of construction and receipt of all required permits and approvals.

Liquidity and Capital Resources

In addition to the proceeds from the Offering and current cash as shown in the financial statements, the Company is pursuing additional financing for the project, including C-PACE

financing and a concurrent offering under Regulation D. There can be no assurance that such financing will be obtained on acceptable terms or at all.

Capital Expenditures and Other Obligations

The Company does not intend to have any material capital expenditure in the near future except what is described in the use of proceeds.

Material Changes and Other Information

The company is not aware of any future material changes that need to be disclosed to Purchasers.

THE OFFERING AND THE SECURITIES

Up to $3,434,754.45 in Class B Non-Voting Common Stock at $2.85 with a minimum target amount of $10,000.65.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $299.25. The Company must reach its Target Offering Amount of $10,000.65 by December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.65 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Minimum amount of Class B Non-Voting Common Stock being offered	$10,000.65/3,509 shares
Total Class B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	1,227,784 (Before) 1,231,293 (After Minimum)
Maximum amount of Class B Non-Voting Common Stock being offered	$3,434,754.45/1,205,177 shares
Total Class B Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	1,227,784 (Before) 2,432,961 (After Maximum)
Purchase price per Security	$2.85
Minimum investment amount per investor	$299.25
Offering deadline	December 31, 2026
Use of proceeds	See the description of the use of proceeds in the Use of Proceeds section
Voting Rights	No voting rights.

Summary of All Securities

Class of Security	Amount Authorized	Amount Outstanding Before the Offering	Reserved Options	Reserved Warrants	Voting Rights
Class A Voting Common Stock	3,000,000	3,000,000	N/A	N/A	Yes
Class B Non-Voting Common Stock	7,000,000	1,227,784	N/A	N/A	No

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) business days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $10,000.65 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the

Company does conduct the first of multiple closes, the Company agrees to only withdraw $10,000.65 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $299.25.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees

A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is KoreTransfer USA LLC.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the beginning of this offering, our authorized capital stock will consist of 10,000,000 shares of Common Stock, par value $0 per share, of which consists of 3,000,000 shares of Class A Voting Common Stock and 7,000,000 shares of Class B Non-Voting Common Stock.

Voting and Other Rights

Holders of Class B Non-Voting Common Stock will not have any voting rights and may not vote to elect the board of directors and on matters of corporate policy. Class B Non-Voting Common Stock shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, all common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of Class B Non-Voting Common Stock will share equally with Class A Voting Common Stock shareholders in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company intends to issue dividends in the future, targeted on a semi-annual basis, if and when declared by the board of directors. The primary factor is profitability: a portion of the Company's net income may be allocated to dividends, with the remainder reinvested in the business. The following are limitations on the Company's ability to issue dividends: Legal Restrictions, Loan Covenants, Financial Health, Insolvency Tests, and Preference Shares.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: None

Voting rights attach to the Class A Common Stock only.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Securities upon the following conditions, Board Approval: The Company's board of directors must approve the repurchase plan, ensuring it aligns with the Company's strategic objectives and financial health. Market Conditions: The Company may repurchase shares if we believe the stock is undervalued, indicating a good investment to benefit the Company and its shareholders. Capital Availability: The Company needs to have sufficient excess capital or financing options available to fund the repurchase without jeopardizing its financial stability. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Securities

Related Person/Entity	None
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history on which to base our performance, so our prospects must be considered in light of the risks that any new company faces.

We were incorporated under the laws of California on March 14, 2024. As a result, we lack a track record from which to assess our prospects and future performance. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The experience and skills of the board of directors, executive officers, and key employees are critical to the company's success.

The Company is particularly reliant on key members of the Company's founding team, Aaron Zeraldo and Warren Navarro, who are spearheading the inception of the Company as its executive officers.

The loss of Aaron Zeraldo, Warren Navarro, or any other member of the board of directors or executive officer could have a negative impact on the company's business, financial condition, cash flow, and operating results.

The amount of capital the Company is attempting to raise in this Offering is insufficient to fund the Company's current operations.

In order to meet the Company's short- and long-term objectives, funds other than those raised in the Offering will be required. There is no guarantee that the Company will be able to raise such funds on favorable terms, if at all. If we are unable to raise sufficient capital in the future, we will be unable to carry out our business plan, our continued operations will be jeopardized, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, causing an investor to lose all or a portion of his or her investment.

Despite its reliance on certain key personnel, the Company does not have any key man life insurance policies on any of these individuals.

The Company relies on Aaron Zeraldo and Warren Navarro to carry out its operations and business plan; however, the Company has not purchased any insurance policies covering those individuals in the event of their death or disability. As a result, if either Aaron Zeraldo or Warren Navarro dies or becomes disabled, the Company will not receive any compensation to cover their absence. The loss of such a person could have a negative impact on the Company's operations.

In both the United States and various foreign jurisdictions, we are subject to income and non-income based taxes such as payroll, sales, use, value-added, net worth, property, and goods and services.

In order to determine our provision for income taxes and other tax liabilities, we must exercise significant judgment. In the ordinary course of our business, there are numerous transactions and calculations where the ultimate tax determination is unknown. Although we believe our tax estimates are reasonable, (i) there is no guarantee that the final determination of tax audits or tax disputes will not differ from what is reflected in our income tax provisions, expense amounts for non-income-based taxes, and accruals, and (ii) any material differences could have a negative impact on our financial position and operating results in the period or periods for which determination is made.

A pandemic, such as the coronavirus (COVID-19) outbreak, or other watershed events that can disrupt normal operations may have a material negative impact on the company's business operations. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the company's operations may be materially adversely affected.

Our future cash flow is dependent on the performance of the operations located at 15555 San Fernando Mission Blvd., Mission Hills, CA. and the adoption of electric vehicles in California. The California Air Resources Board (CARB) in August 2022 approved a landmark plan to end the sale of gasoline-only vehicles in the state by 2035 and set yearly, rising requirements for zero-emission vehicles, starting in 2026. We are subject to the risk of external adoption of new transportation technologies. The property is reliant on external EV drivers utilizing the operations, and a change in market conditions may lead to underperformance.

Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather, or natural disaster, there is no guarantee that our sales and financial performance will not suffer, which could have a negative impact on our revenues.

We are subject to risks that affect the retail environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect the sales of our retail tenants.

This could have an unfavorable effect on our operations and our ability to attract new retail tenants. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our tenants, reducing their profitability and harming our business. Similarly non-seasonal weather could inhibit our tenant's ability to determine consumer demand, reducing their profitability and harming our business.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are

subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We, or in certain instances, tenants of our properties, carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.

The Company has entered into a Memorandum of Understanding with the seller for the purchase of the Property. A definitive purchase and sale agreement has not been executed, the transaction has not closed, and it may fail to close for a number of unforeseen reasons. If the sale does not take place, our investment in the Property located at 15555 San Fernando

Mission Blvd. Mission Hills, CA 91345, USA will not be accepted and the proceeds from this Offering will be reallocated to acquiring a new location for the business operations of the Company.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on planning/design, pre-construction, procurement, construction, and planning for post-construction requirements to bring the company to operational status for the general public, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, together with our current cash on hand, it will be sufficient to satisfy our contemplated cash requirements through approximately Q2 2027. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company has indicated that it may engage in certain transactions with related persons.

Please see the section of this Form C entitled "Transactions with Related Persons" for further details.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Common Stock. Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is

not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Impact of Bonus Shares on Valuation and Dilution.

Investors who do not qualify for Bonus Shares, or who receive a lower percentage of Bonus Shares than other investors, will pay a higher effective price per share than those receiving maximum perks. The issuance of Bonus Shares increases the total number of outstanding shares issued upon closing, by up to 20%, without increasing the total capital raised by the Company. As a result, non-qualifying investors will experience immediate dilution of their percentage ownership relative to investors who receive Bonus Shares.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the

Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.

Owners of Class B Non-Voting Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of Common Stock or Securities convertible into Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience

a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple "rolling" closings during The Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed.

The Securities in this Offering are Non-Voting and have no protective provisions.

The Securities in this Offering are non-voting and have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a stockholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a "liquidation event," or "change of control" for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aaron Zeraldo
(Signature)

Aaron Zeraldo
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aaron Zeraldo
(Signature)

Aaron Zeraldo
(Name)

CEO
(Title)

August 5, 2026
(Date)

I, Aaron Zeraldo, being the Chief Executive Officer of EVII Mission Hills Inc., a California Corporation(the “Company”), hereby certify as of this date that:

(i) the accompanying Audited financial statements of the Company, which comprise the balance sheet as of December 31, 2025 and the related statements of income (deficit), stockholder’s equity and cash flows for the year ended December 31, 2025, and the related notes to said financial statements (collectively, the “Financial Statement”), are true and complete in all material respects; and

/s/Aaron Zeraldo

(Signature)

Aaron Zeraldo

(Name)

CEO

(Title)

August 5, 2026

(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Amended and Restated Certificate of Incorporation
Exhibit D	Subscription Agreement
Exhibit E	Offering Page

EXHIBIT A

Financial Statements

EXHIBIT B

Video Transcript

EXHIBIT C

Amended and Restated Certificate of Incorporation

EXHIBIT D

Subscription Agreement

EXHIBIT E

Offering Page